UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 12)

                              Book-A-Million, Inc
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                          (Title Class of Securities)

                                  098570-10-4
                                 (CUSIP Number)

                               December 31, 2006
            (Date of Event which requires Filing of this Statement)





     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:
        Rule 13d-1(b)
        Rule 13d-1(c)
    [x] Rule 13d-1(d)

CUSIP No. 098570-10-4
1.      Names of Reporting Persons.  Clyde B. Anderson

        I.R.S. Identification Nos. of above persons (entities only)

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) ___
        (b) ___

3.      SEC Use Only:

4.      Citizenship or Place of Organization:  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:
5.      Sole Voting Power:           1,788,565
6.      Shared Voting Power:           129,000
7.      Sole Dispositive Power:      1,788,565
8.      Shared Dispositive Power:      129,000


9.      Aggregate Amount Beneficially Owned by Each Reporting Person:  1,917,565

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)___

11.     Percent of Class Represented by Amount in Row (9):  11.7%

12.     Type of Reporting Person (See Instructions):  IN

Item 1.
(a)     Name of Issuer:
        Books-A-Million, Inc.
(b)     Address of Issuer's Principal Executive Offices:
        402 Industrial Lane
        Birmingham, Alabama 35211
Item 2.

(a)     Name of Person Filing:
        Clyde B. Anderson

(b)     Address of Principal Business Office or, if none, Residence:
        402 Industrial Lane
        Birmingham, Alabama 35211

(c)     Citizenship:
        United States of America

(d)     Title of Class of Securities:
        Common Stock, $.01 par value per share

(e)     CUSIP Number:
        098570-10-4

Item 3. If this statement is filed pursuant to Section 240.13d-1(b)or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  []Broker or dealer registered  under section 15 of the Act (15 U.S.C. 78e)
(b)  []Bank as defined in section 3(a)(6) of the Act (15 U.S.C.  78c)
(c) []Insurance company as defined in section 3(a)(10) of the Act (15 U.S.C. 78c)
(d) []Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)  []An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(f) []An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)  []A parent  holding  company  or  control  person  in accordance with
       Section  240-134d-1(b)(1)(ii)(G);
(h) []A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12-U.S.C.-1813);
(i) []A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
      (15 U.S.C.  80a-3);
(j)  []Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
(a) Amount beneficially owned:  1,917,565

(b) Percent of class: 11.7%

(c) Number of shares as to which the  person  has:
        (i) Sole power to vote or to direct the vote 1,788,565.
        (ii) Shared power to vote or to direct the vote 129,000.
        (iii)Sole power to dispose or to direct the  disposition  of  1,788,565.
        (iv) Shared power to dispose or to direct the  disposition of 129,000.

Item 5. Ownership of Five Percent or Less of a Class.
        Not Applicable

Item 6. Ownership of more than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
        Not Applicable

Item 8. Identification and Classification of Members of the Group.
        Not  Applicable

Item 9. Notice of Dissolution of Group.
        Not Applicable

Item 10.Certification
        Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                February 14, 2007
                                          _______________________________
                                                        Date

                                                /s/ Clyde B. Anderson
                                          _______________________________
                                                  Clyde B. Anderson
                                          Executive Chairman of the Board
                                                Books-A-Million, Inc.